UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Theravance Biopharma, Inc.
File No. 1-36033 - CF#35712

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Theravance Biopharma, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2016 and a Form 10-12B filed on August 1, 2013, as amended.

Based on representations by Theravance Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.16	10-12B	August 1, 2013	through December 31, 2020
10.1	10-Q	November 9, 2016	through December 31, 2020
10.2	10-K	November 9, 2016	through December 31, 2020
10.3	10-Q	November 9, 2016	through December 31, 2020
10.4	10-Q	November 9, 2016	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary